United States securities and exchange commission logo





                             December 10, 2020

       Lei Chen
       Chief Executive Officer
       Pinduoduo Inc.
       28/F, No. 533 Loushanguan Road, Changning District
       Shanghai, 200051
       People's Republic of China

                                                        Re: Pinduoduo Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 24,
2020
                                                            File No. 001-38591

       Dear Mr. Chen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Item 15. Controls and Procedures, page 136

   1. Item 307 of Regulation S-K requires you to disclose the conclusions of the your principal executive and principal
financial officers, or persons performing similar functions, regarding the
effectiveness of your disclosure controls and procedures. Please confirm that Mr. Huang served
as both principal executive officer and principal financial officer when evaluating and
concluding effectiveness. If not, please advise how you have met the requirements of Item
307 of Regulation S-K.
       Item 19. Exhibits
       Exhibits 12.1 and 12.2, page 139

   2. Mr. Huang's title in both Exhibits 12.1 and 12.2 is Chief Executive Officer. Please
                                                        confirm that Mr. Huang
served as both principal executive officer and principal financial
 Lei Chen
Pinduoduo Inc.
December 10, 2020
Page 2
         officer at the time the certifications were signed. If not, please amend to file a certification for the principal financial officer.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



FirstName LastNameLei Chen                                      Sincerely,
Comapany NamePinduoduo Inc.
                                                                Division of
Corporation Finance
December 10, 2020 Page 2                                        Office of Trade
& Services
FirstName LastName